Mail Stop 6010


August 10, 2005


Via Facsimile and U.S. Mail

Ms. Kimiko Milheim
Chief Financial Officer
Logic Devices Incorporated
395 West Java Drive
Sunnyvale, CA 94089

	Re: 	Logic Devices Incorporated
		Form 10-K for the fiscal year ended September 30, 2004
		Filed December 20, 2004
      SEC File No. 0-17187


Dear Ms. Milheim:

      We have reviewed your response letter dated July 26, 2005 and have the following additional comment. We have limited our review to the issue we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended September 30, 2004

Financial Statements, page 22

Inventories, page 29

1. Please refer to your response to prior comment 1 from our June
13,
2005 letter. We note that adjustment A in Exhibit A reduces your inventory reserve in 2002 for lower of cost or market adjustments or for excess reserve amounts. A write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please tell us the nature of this decrease to your reserve and discuss your considerations of the above and footnote 2 to ARB 43 and SAB Topic 5.BB.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.


Sincerely,



Kate Tillan
Assistant Chief Accountant

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Ms. Kimiko Milheim
Logic Devices Incorporated
August 10, 2005
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